December 6, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.	Mr. Mark Cowan
Document Control — EDGAR

RE:	RiverSource Variable Series Trust
Seligman Global Technology Portfolio

Post-Effective Amendment No. 10
File No. 333-146374 / 811-22127
Dear Mr. Cowan:
Registrant is filing Post-Effective Amendment No. 10 on Form N-1A pursuant to Rule 485(a)(2) to establish a new series in connection with the following proposed reorganization:

		New Series in the proposed	Registrant of the proposed
Existing Series	Existing Registrant	reorganization	reorganization
Seligman Global Technology Portfolio	Seligman Portfolios, Inc.	Seligman Global Technology Portfolio	RiverSource Variable Series Trust
The proposed reorganization was recently submitted on Schedule 14A in an effort to redomicile the Existing Series of the Existing Registrant, which is a Maryland business corporation, as a new series of a Massachusetts business trust. If the proposed reorganization is approved by shareholders, Existing Series will be converted into a New Series of RiverSource Variable Series Trust. The New Series will have an investment objective, principal investment strategies and investment policies identical to those of the Existing Series.
In accordance with SEC Release No. IC-13768 (February 15, 1984), the above-referenced Registrant requests selective review of this Post-Effective Amendment. This selective review request is made because the Registration Statement is substantially similar to prior filings made by the Existing Registrant on behalf of the Existing Series.
If you have any questions regarding this filing, please contact Joseph L. D’Alessandro at 212-850-1703 or Andrew Kirn at 612-678-9052.
Sincerely,

/s/ Scott R. Plummer
Scott R. Plummer
Vice President, General Counsel and Secretary RiverSource Variable Series Trust